              International Bank for Reconstruction and Development

                                [WORLD BANK LOGO]

                       Management's Discussion & Analysis
                                       and
                    Condensed Quarterly Financial Statements
                               September 30, 2003

                                   (Unaudited)

CONTENTS
SEPTEMBER 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENT REPORTING                         2

MANAGEMENT REPORTING                                  2

CURRENT VALUE BASIS                                   4

EQUITY-TO-LOANS                                       6

RESULTS OF OPERATIONS                                 6

NET INCOME ALLOCATIONS AND TRANSFERS                  7

IBRD CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET                                        10

STATEMENT OF INCOME                                  11

STATEMENT OF COMPREHENSIVE INCOME                    12

STATEMENT OF CHANGES IN RETAINED EARNINGS            12

STATEMENT OF CASH FLOWS                              13

NOTES TO FINANCIAL STATEMENTS                        14

REPORT OF INDEPENDENT ACCOUNTANTS                    18

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2003 (FY
2003). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the `reported basis').

As allowed by the applicable U.S. and international accounting standards on derivatives (herein referred to as `FAS 133'), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

SELECTED FINANCIAL DATA

TABLE 1 presents selected financial data on three bases: a reported basis, a pre-FAS 133 reported basis, and a current value basis.

TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

                                                           THREE MONTHS ENDED            FULL YEAR
                                                        ----------------------------    ------------
                                                         SEPTEMBER 30,  SEPTEMBER 30,      JUNE 30,
                                                             2003           2002             2003
                                                        -----------------------------   ------------
REPORTED BASIS

Operating Income                                        $          392  $         265   $     3,021
Net (Loss) Income                                       $         (856) $       3,250   $     5,344
   of which effects of applying FAS 133                 $       (1,248) $       2,985   $     2,323
Net Return on Average Interest-earning Assets1                    1.08%          0.71%         2.06%
   after the effects of FAS 133                                 -2.35%          8.69%          3.64%
Return on Loans                                                  3.96%          5.15%          4.73%
Return on Cash and Investments                                   0.75%          1.84%          1.64%
Cost of Borrowings(a)                                            2.70%          3.54%          3.23%
   after the effects of FAS 133                                  7.50%         -7.09%          1.18%
Return on Equity(a)                                              4.91%          3.69%         10.32%
   after the effects of FAS 133                                 -9.91%         41.60%         16.18%
Equity-to-Loans Ratio(a)                                        27.09%         23.08%         26.59%

CURRENT VALUE BASIS

Net Income                                              $          354  $         411           $3,436
   of which current value adjustment                    $          (43) $         143             $394
Net Return on Average Interest-earning Assets                    0.94%          1.06%            2.25%
Return on Equity                                                 4.26%          5.43%           11.16%
Equity-to-Loans Ratio                                           26.99%         23.18%           26.36%

----------
(a). AMOUNTS ARE PRESENTED BEFORE THE EFFECTS OF FAS 133

2  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003

On a current value basis, net income for the three months ended september 30, 2003 was $354 million, a decline of $57 million from the net income for the same period in the previous fiscal year. The main contributory factors towards this decline were: a $186 million decrease in current value adjustment; a $139 million decrease in loan interest income, net of funding costs and $65 million decrease in other loan income due to receipt of overdue service payments in early FY 2003. These factors were offset by the positive impact of a $356 million decrease in the provision for losses on loans and guarantees.

On a current value basis, the return on equity of 4.26% For the three months ended september 30, 2003 declined in comparison to both the same period in the previous fiscal year as well as for the full year FY 2003. The decline vis-a-vis the same period in the previous year was primarily due to an increase in the average equity. In contrast, the decline with respect to the full year FY03 was due to lower net income.

On a current value basis, IDRD's equity to loans ratio was higher at september 30, 2003 than at September 30, 2002 due to the allocation of FY2003 net income to general reserve and the decrease in net loans outstanding. Since June 30, 2003, the ratio has remained relatively consistent.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT SEPTEMBER 30, 2003 AND JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS

                                                             SEPTEMBER 30, 2003                    JUNE 30, 2003
                                           ----------------------------------------------------   ---------------
                                                        REVERSAL OF     CURRENT        CURRENT
                                            REPORTED      FAS 133        VALUE          VALUE      CURRENT VALUE
                                             BASIS        EFFECTS      ADJUSTMENT       BASIS          BASIS
                                           ----------   -----------    ----------    ----------   ---------------
Due from Banks                             $    3,655                                $    3,655   $         1,929
Investments                                    26,863                                    26,863            28,131
Loans outstanding                             114,669                  $    5,300       119,969           122,593
Less Accumulated Provision
  for Loan Losses and Deferred Loan            (4,405)                                   (4,405)           (4,478)
  Income
Swaps Receivable
  Investments                                  10,151                                    10,151            10,301
  Borrowings                                   69,353   $    (4,710)        4,710        69,353            70,316
  Other Asset/Liability                           726                                       726               726
Other Assets                                    7,062                        (430)        6,632             6,732
                                           ----------    ----------    ----------    ----------   ---------------
    Total Assets                           $  228,074   $    (4,710)   $    9,580    $  232,944   $       236,250
                                           ==========   ===========    ==========    ==========   ===============
Borrowings                                 $  107,762   $      (880)   $    6,814    $  113,696   $       116,695
Swaps Payable
  Investments                                  11,811                                    11,811            11,862
  Borrowings                                   64,624        (1,448)        1,448        64,624            64,779
  Other Asset/Liability                           837             1            (1)          837               810
Other Liabilities                               6,386                                     6,386             6,429
                                           ----------   -----------    ----------    ----------   ---------------
Total Liabilities                             191,420        (2,327)        8,261       197,354           200,575
Paid-in Capital                                11,483                                    11,483            11,478
Retained Earnings and Other
  Equity                                       25,171        (2,383)        1,319        24,107            24,197
                                           ----------   -----------    ----------    ----------   ---------------
    Total Liabilities and Equity           $  228,074   $    (4,710)   $    9,580    $  232,944   $       236,250
                                           ==========   ===========    ==========    ==========   ===============

                IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003  3

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the three months ended September 30, 2003, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except that IBRD may also make loans to the International Finance Corporation without any such guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. To recognize the credit risk inherent in the portfolio, IBRD adjusts the current value of its loans through its loan loss provision.

The $5,300 million ($6,353 million--June 30, 2003) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no current value adjustment is necessary. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $3,982 million ($4,946 million--June 30, 2003) increase in the borrowings portfolio including swaps due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net negative current value adjustment of $43 million for the three months ended September 30, 2003 ($143 million--September 30, 2002) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the three months ended September 30, 2003, movements in interest rates resulted in a net decrease of $89 million in IBRD's equity, on a current value basis. This reflects the effect of an upward shift in interest rates during this period. In contrast, over the same period last year the downward shift in interest rates resulted in a $205 million increase in IBRD's equity on a current value basis.

IMPACT OF CHANGES IN EXCHANGE RATES

During the three months ended September 30, 2003, there was a positive net currency translation adjustment of $51 million on IBRD's net assets due primarily to the appreciation of the Japanese yen against the U.S. dollar. In contrast, during the same period in FY 2003, both the Japanese yen and the euro depreciated against the U.S. dollar thereby reducing the value of net assets by $59 million.

4  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003

TABLE 3:
CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30

IN MILLIONS OF U.S. DOLLARS

                                                     2003                                     2002
                                ----------------------------------------------------   -------------------
                                 YEAR TO DATE     ADJUSTMENTS       YEAR TO DATE           YEAR TO DATE
                                   REPORTED       TO CURRENT        CURRENT  VALUE        CURRENT VALUE
                                    BASIS            VALUE       COMPREHENSIVE BASIS   COMPREHENSIVE BASIS
                                --------------   -------------   -------------------   -------------------
Income from Loans               $        1,168                   $             1,168   $             1,613
Income from Investments                     51   $           5                    56                   115
Other Income                                42                                    42                    38
                                --------------   -------------   -------------------   -------------------
   Total Income                          1,261               5                 1,266                 1,766
                                --------------   -------------   -------------------   -------------------

Borrowing Expenses                         731                                   731                 1,008
Administrative Expenses                    242                                   242                   238
Provision for Losses on Loans
   and Guarantees                         (107)            107                    --                    --

Other Expenses                               3                                     3                     3
                                --------------   -------------   -------------------   -------------------
   Total Expenses                          869             107                   976                 1,249
                                --------------   -------------   -------------------   -------------------
Operating Income                           392            (102)                  290                   517
Current Value Adjustment                                   (43)                  (43)                  143
Provision for Losses on Loans                              107                   107                  (249)
   and Guarantees--current Value

Effects of Applying FAS 133             (1,248)           1,248                   --                    --
                                --------------   --------------  -------------------   -------------------
Net (Loss) Income               $         (856)  $        1,210  $               354   $               411
                                ==============   ==============  ===================   ===================

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS

                                                                             TOTAL INCOME STATEMENT EFFECT FOR
                                 BALANCE SHEET EFFECTS AS OF                       THE THREE MONTHS ENDED
                                      SEPTEMBER 30, 2003                                 SEPTEMBER 30
                               -------------------------------               ---------------------------------
                                                      OTHER      LESS PRIOR
                                                      ASSET/       YEARS'
                                LOANS    BORROWINGS  LIABILITY    EFFECTS          2003             2002
                               --------  ----------  ---------  -----------   --------------   ---------------
Total Current Value            $  5,300  $   (3,982) $       1    $  (1,408)  $          (89)  $           205
   Adjustments on Balance
   Sheet

Unrealized Losses on
   Investments(a)                                                                         (5)               (3)

Currency Translation
Adjustment(b)                                                                             51               (59)
                                                                             ---------------   ---------------
Total Current Value
   Adjustments                                                               $           (43)  $           143
                                                                             ===============   ===============

----------
(a). UNREALIZED GAINS (LOSSES) ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
(b). THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

                IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003  5

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. TABLE 5 presents this ratio computed on the reported basis before the effects of FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratio, on both a current value and a reported basis, was higher at September 30, 2003 than at September 30, 2002 due to the allocation of FY 2003 net income to General Reserve and the decrease in net loans outstanding. In addition, for the period from June 30, 2003 to September 30, 2003, IBRD's equity-to-loans ratio, on both bases, increased slightly due to the decrease in net loans outstanding.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit quality of the loan portfolio and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first three months of FY 2004, short term interest rates for U.S. dollar, Japanese yen, and euro were lower than those in FY 2003. In addition, while interest rates increased during the first three months of FY 2004, there was a decline in interest rates during the same period in FY 2003. FIGURE 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

[CHART]

TABLE 5:  EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS

                                                        SEPTEMBER 30,     JUNE 30,   SEPTEMBER 30,
                                                            2003            2003         2002
                                                     ----------------   ----------   -------------
REPORTED BASIS

Equity-to-Loans Ratio before the effects of FAS 133        27.09%         26.59%          23.08%

CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                    $ 31,498       $ 31,435(a)     $ 28,371
Loans and Guarantees Outstanding, net of
   Accumulated Provision for Losses on Loans and
   Deferred Loan Income                                 $116,709       $119,275        $122,409

Equity-to-Loans                                            26.99%         26.36%          23.18%

----------
(a). THE JUNE 30, 2003 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2003 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON JULY 31, 2003.

6  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2003, operating income on a reported basis and before applying the effects of FAS 133 was $392 million, compared to $265 million for the same period in FY 2003. The following factors increased operating income:

- A $356 million decrease in the provision for losses on loans and guarantees. During the first three months of FY 2004, provisioning requirements were reduced by $107 million due to a combination of negative net disbursements on loans, including $532 million of prepayments, coupled with updated expected default frequencies (or probability of default to IBRD). In contrast, during the first three months of FY 2003, provisioning requirements were increased by $249 million due primarily to the net deterioration in the creditworthiness of the accrual portfolio.

This increase was partially offset by the following:

- A $139 million decrease in loan interest income, net of funding costs, due to lower margins and the impact of lower interest rates on the equity funded component of the loan portfolio. Margins have declined due to a lower proportion of high-yielding loan products.

- A $65 million decrease in other loan income due to overdue service payments being received in early FY 2003 when loans to the Democratic Republic of Congo and the Syrian Arab Republic were restored to accrual status. In contrast, during the three months ended September 30, 2003 no loans were restored to accrual status.

- A $23 million decrease in investment income, net of funding costs, primarily due to increases in mark-to-market losses as a result of changes in U.S. dollar interest rates.

EFFECTS OF APPLYING FAS 133

As discussed earlier, IBRD marks all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first three months of FY 2004, the effects of applying FAS 133 resulted in a loss of $1,248 million, primarily due to increases in reference market interest rates for major currencies of IBRD. In contrast, the effects of applying FAS 133 resulted in a gain of $2,985 million for the same period in FY 2003 as a result of significant decreases in the reference market interest rates for major currencies.

Economically, any increases/decreases in the values of the derivatives are offset by corresponding decreases/increases in the values of the related borrowings. However, IBRD's application of FAS 133 requires that only derivative instruments be marked to market. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2003 and approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements--Note C--Retained Earnings, Allocations and Transfers.

                IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003  7

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS

                                                                         THREE MONTHS ENDED
                                                          -------------------------------------------------
                                                            SEPTEMBER 30, 2003         SEPTEMBER 30, 2002
                                                          ----------------------      ---------------------
LOAN INTEREST INCOME, NET OF FUNDING COSTS
  DEBT FUNDED                                             $                  173      $                 246
  EQUITY FUNDED                                                              334                        400
                                                          ----------------------      ---------------------
    TOTAL LOAN INTEREST INCOME, NET OF FUNDING COSTS                         507                        646
OTHER LOAN INCOME                                                              8                         73
PROVISION FOR LOSSES ON LOANS AND GUARANTEES                                 107                       (249)
INVESTMENT INCOME, NET OF FUNDING COSTS                                      (26)                        (3)
OTHER NET NON-INTEREST EXPENSES                                             (204)                      (202)
                                                          ----------------------      ---------------------
OPERATING INCOME                                                             392                        265
  Effects of Applying FAS 133                                             (1,248)                     2,985
                                                          ----------------------      ---------------------
NET (LOSS) INCOME                                         $                 (856)     $               3,250
                                                          ======================      =====================

8   IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003

                       THIS PAGE LEFT INTENTIONALLY BLANK

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2003   9

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               SEPTEMBER 30, 2003    JUNE 30, 2003
                                                                                   (UNAUDITED)
                                                                               ------------------    -------------
ASSETS
 Due from banks                                                                      $      3,655      $     1,929
 Investments--Trading (including securities transferred under repurchase or security lending agreements of $51 million--September 30, 2003; $153
    million--June 30, 2003)                                                                26,584           27,919
 Securities purchased under resale agreements                                                 279              212
 Nonnegotiable, noninterest-bearing demand obligations on account of
    subscribed capital                                                                      1,820            1,794
 Receivable from currency and interest rate swaps
    Investments                                                                            10,151           10,301
    Borrowings                                                                             69,353           70,316
    Other Asset/Liability                                                                     726              726
 Loans outstanding--Note B
    Total loans                                                                           145,952          149,271
    Less undisbursed balance                                                               31,283           33,031
                                                                                     ------------      -----------
       Loans outstanding                                                                  114,669          116,240
    Less:
       Accumulated provision for loan losses                                                3,958            4,045
       Deferred loan income                                                                   447              433
                                                                                     ------------      -----------
         Net loans outstanding                                                            110,264          111,762
 Other assets                                                                               5,242            5,393
                                                                                     ------------      -----------
 TOTAL ASSETS                                                                        $    228,074      $   230,352
                                                                                     ============      ===========
LIABILITIES
 Borrowings
    Short-term                                                                       $      2,391      $     3,432
    Medium- and long-term                                                                 105,371          105,122
 Securities sold under repurchase agreements, securities lent under securities
    lending agreements, and payable for cash collateral received                               51              153
 Payable for currency and interest rate swaps
    Investments                                                                            11,811           11,862
    Borrowings                                                                             64,624           64,779
    Other Asset/Liability                                                                     837              810
 Payable for Board of Governors-approved transfers--Note C                                  1,768            1,474
 Other liabilities--Note B                                                                  4,567            4,802
                                                                                     ------------      -----------
         TOTAL LIABILITIES                                                                191,420          192,434
                                                                                     ------------      -----------
EQUITY
 Capital stock--Authorized (1,581,724 shares--September 30, 2003, and June 30,
    2003)
    Subscribed (1,572,661 shares--September 30, 2003; 1,571,412 shares--
       June 30, 2003)                                                                     189,718          189,567
    Less uncalled portion of subscriptions                                                178,235          178,089
                                                                                     ------------      -----------
                                                                                           11,483           11,478
 Amounts to maintain value of currency holdings of paid-in capital stock                     (234)            (331)
 Retained earnings (see Statement of Changes in Retained Earnings; Note C)                 25,635           27,031
 Accumulated other comprehensive loss--Note D                                                (230)            (260)
                                                                                     ------------      -----------
         TOTAL EQUITY                                                                      36,654           37,918
                                                                                     ------------      -----------
 TOTAL LIABILITIES AND EQUITY                                                        $    228,074      $   230,352
                                                                                     ============      ===========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

10 IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                     THREE MONTHS ENDED
                                                                        SEPTEMBER 30
                                                                         (UNAUDITED)
                                                                -----------------------------
                                                                   2003             2002
                                                                -----------     -------------
INCOME
  Loans--Note B                                                 $     1,168     $       1,613
  Investments--Trading                                                   51               112
  Other                                                                  42                38
                                                                -----------     -------------
      Total income                                                    1,261             1,763
                                                                -----------     -------------
EXPENSES
  Borrowings                                                            731             1,008
  Administrative                                                        205               195
  Contributions to special programs                                      37                43
  Provision for losses on loans and guarantees--Note B                 (107)              249
  Other                                                                   3                 3
                                                                -----------     -------------
      Total expenses                                                    869             1,498
                                                                -----------     -------------
OPERATING INCOME                                                        392               265
Effects of applying FAS 133                                          (1,248)            2,985
                                                                -----------     -------------
NET (LOSS) INCOME                                               $      (856)    $       3,250
                                                                ===========     =============

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003 11

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                  THREE MONTHS ENDED
                                                                                     SEPTEMBER 30
                                                                                     (UNAUDITED)
                                                                                -----------------------
                                                                                 2003           2002
                                                                                ---------    ----------
NET (LOSS) INCOME                                                               $    (856)   $    3,250
OTHER COMPREHENSIVE INCOME--NOTE D
   Reclassification of FAS 133 transition adjustment to net income                     52           (37)
   Currency translation adjustments                                                   (22)          (35)
                                                                                ---------    ----------
   Total other comprehensive income (loss)                                             30           (72)
                                                                                ---------    ----------
COMPREHENSIVE (LOSS) INCOME                                                     $    (826)   $    3,178
                                                                                =========    ==========

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                   THREE MONTHS ENDED
                                                                                      SEPTEMBER 30
                                                                                       (UNAUDITED)
                                                                                -----------------------
                                                                                  2003          2002
                                                                                ---------    ----------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                               $  27,031    $   22,227
   Board of Governors-approved transfers--Note C                                     (540)         (540)
   Net (loss) income for the period                                                  (856)        3,250
                                                                                ---------    ----------
RETAINED EARNINGS AT END OF THE PERIOD                                          $  25,635    $   24,937
                                                                                =========    ==========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

12 IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                                      THREE MONTHS ENDED
                                                                                                         SEPTEMBER 30
                                                                                                         (UNAUDITED)
                                                                                                  ----------------------------
                                                                                                    2003                2002
                                                                                                  ---------           --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Loans
     Disbursements                                                                                $  (2,162)          $ (3,337)
     Principal repayments                                                                             3,647              3,021
     Principal prepayments                                                                              532              1,026
     Loan origination fees received                                                                      --                  2
                                                                                                  ---------           --------
          Net cash provided by investing activities                                                   2,017                712
                                                                                                  ---------           --------
CASH FLOWS USED FOR PAYMENTS FOR BOARD OF GOVERNORS-APPROVED TRANSFERS                                 (256)              (550)

CASH FLOWS FROM FINANCING ACTIVITIES
   Medium-and long-term borrowings
     New issued                                                                                       3,430              4,439
     Retirements                                                                                     (3,879)            (4,930)
   Net short-term borrowings                                                                         (1,047)            (2,773)
   Net currency and interest rate swaps--borrowings                                                    (240)              (297)
   Net capital stock transactions                                                                        18                  9
                                                                                                  ---------           --------
          Net cash used in financing activities                                                      (1,718)            (3,552)
                                                                                                  ---------           --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) income                                                                                   (856)              3,250
   Adjustments to reconcile net income to net cash provided
     by operating activities
     Effects of applying FAS 133                                                                      1,248             (2,985)
     Depreciation and amortization                                                                      182                139
     Provision for losses on loans and guarantees                                                      (107)               249
     Net changes in other assets and liabilities                                                        (72)              (205)
                                                                                                  ---------           --------
          Net cash provided by operating activities                                                     395                448
                                                                                                  ---------           --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID INVESTMENTS                              99                (20)
                                                                                                  ---------           --------
NET INCREASE (DECREASE) IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                                     537             (2,962)

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR                             26,620             25,056
                                                                                                  ---------           --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                                     $  27,157           $ 22,094
                                                                                                  =========           ========
COMPOSED OF
   Investments--Trading                                                                           $  26,584           $ 22,443
   Other                                                                                                573               (349)
                                                                                                  ---------           --------
                                                                                                  $  27,157           $ 22,094
                                                                                                  =========           ========
SUPPLEMENTAL DISCLOSURE
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
     Loans outstanding                                                                                  426               (467)
     Borrowings                                                                                       1,239               (741)
     Currency and interest rate swaps--borrowings                                                      (900)               414
   Capitalized loan origination fees issued included in total loans                                      20                 35

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003 13

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION AND MEMBERSHIP

The unaudited condensed financial statements should be read in conjunction with the June 30, 2003 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

On July 31, 2003, Serbia and Montenegro subscribed for an additional 1,249 shares. These shares had a par value of $150.7 million of which $4.5 million was paid in and $146.2 million was subject to call.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, are approved annually by the Board of Executive Directors of IBRD. These interest and commitment charge waivers have been in effect since the fiscal years ended June 30, 1992 and June 30, 1990, respectively, and continue to be in effect for the fiscal year ending June 30, 2004. For the three months ended September 30, 2003 and September 30, 2002, the effect of the interest waiver was to reduce net income by $26 million and $22 million, respectively. For the three months ended September 30, 2003 and September 30, 2002, the effect of the commitment charge waiver was to reduce net income by $34 million and $40 million, respectively.

OVERDUE AMOUNTS

At September 30, 2003, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. The following table provides a summary of selected financial information related to loans in nonaccrual status for the periods ended September 30, 2003 and September 30, 2002.

IN MILLIONS OF U.S. DOLLARS

                                                                                   SEPTEMBER 30 (Unaudited)
                                                                                   ------------------------
                                                                                    2003             2002
                                                                                   -------          -------
      Recorded investment in nonaccrual loans(a)                                   $ 3,024          $ 2,627
      Overdue amounts of nonaccrual loans:
         Principal payments                                                        $   332          $   266
         Interest and charges                                                          324              265
                                                                                   -------          -------
                                                                                   $   656          $   531
                                                                                   -------          -------
      Average recorded investment in nonaccrual loans                              $ 2,985          $ 2,663
      Accumulated provision for loan losses on nonaccrual loans(b)                 $ 1,276          $ 1,503
      Interest income recognized on loans in nonaccrual status at end of period    $    24          $    30
      Interest income not earned as a result of loans being in nonaccrual status   $    11          $     5

(a). A LOAN LOSS PROVISION HAS BEEN RECORDED AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.

(b). CERTAIN RECLASSIFICATIONS OF THE PRIOR PERIOD'S INFORMATION HAVE BEEN MADE TO CONFORM WITH THE CURRENT PERIOD'S PRESENTATION.

14 IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003

A summary of countries with loans in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS

                                              SEPTEMBER 30, 2003
                                                 (UNAUDITED)
                           -------------------------------------------------------
                                             PRINCIPAL, INTEREST
                            PRINCIPAL            AND CHARGES         NONACCRUAL
BORROWER                   OUTSTANDING             OVERDUE              SINCE
----------------------------------------------------------------------------------
WITH OVERDUES
  Iraq                     $        46       $                91     December 1990
  Liberia                          144                       355     June 1987
  Seychelles                         3                         1     August 2002
  Zimbabwe                         438                       209     October 2000
                           -----------       -------------------
  Total                            631                       656

WITHOUT OVERDUES
   Serbia and Montenegro         2,393                        --     September 1992
                           -----------       -------------------
TOTAL
                           $     3,024       $               656
                           ===========       ===================

During the three months ended September 30, 2003, there were no loans placed into nonaccrual status or restored to accrual status.

During the three months ended September 30, 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the three months ended September 30, 2002 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. These events did not have an effect on the provision for loan losses for the period ended September 30, 2002, as they had already been considered in determining the adequacy of the provision for loan losses at June 30, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on loans and guarantees for the three months ended September 30, 2003 and for the fiscal year ended June 30, 2003, are summarized below:

IN MILLIONS OF U.S. DOLLARS

                                                                      SEPTEMBER 30,
                                                                          2003
                                                                       (UNAUDITED)     JUNE 30, 2003
                                                                      -------------    ------------
     ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
        BEGINNING OF THE FISCAL YEAR                                  $       4,069    $       5,094
     Provision for losses on loans and guarantees                              (107)          (1,300)
     Translation adjustment                                                      18              275
                                                                      -------------    -------------

     ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,  END
       OF THE PERIOD                                                  $       3,980    $       4,069
                                                                      =============    =============
     COMPOSED OF:
       Accumulated provision for guarantee losses(a)
                                                                                 22               24
       Accumulated provision for loan losses                                  3,958            4,045
                                                                      -------------    -------------
     Total                                                            $       3,980    $       4,069
                                                                      =============    =============

(a). THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE BALANCE SHEET.

                      IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003 15

GUARANTEES

Guarantees of $1,232 million were outstanding at September 30, 2003 ($1,254 million--June 30, 2003). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At September 30, 2003, liabilities related to IBRD's obligations under guarantees of $31 million ($33 million--June 30, 2003), have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $22 million ($24 million--June 30, 2003).

During the three months ended September 30, 2003, and September 30, 2002, no guarantees provided by IBRD were called.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the three months ended September 30, 2003, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $168 million and $140 million, respectively.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

On July 31, 2003, IBRD's Executive Directors approved the allocation of $2,410 million of the net income earned in the fiscal year ended June 30, 2003 to the General Reserve and $2,323 million to Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2003. For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". The Executive Directors also approved a reduction of $29 million in the pension reserve, representing the excess of the accounting expense for the Staff Retirement Plan and other postretirement benefits plans over the respective contribution amounts for the fiscal year ended June 30, 2003.

On September 24, 2003, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2003:
$300 million to IDA; $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the retention of $100 million as Surplus. The $240 million transfer to the HIPC Debt Initiative Trust Fund was made as of September 30, 2003.

Retained Earnings comprises the following elements at September 30, 2003 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS

                        SEPTEMBER 30,
                            2003          JUNE 30,
                         (UNAUDITED)        2003
                        -------------    ----------
Special Reserve         $         293    $     293
General Reserve                21,542        19,132
Pension Reserve                   934           963
Surplus                           200           100
Cumulative FAS 133              3,522         1,199
   Adjustments

Unallocated Net (Loss)           (856)        5,344
   Income
                        -------------    ----------

Total                   $      25,635    $   27,031
                        =============    ==========

16  IBRD CONDENSED FINANCIAL STATEMENTS:  SEPTEMBER 30, 2003

NOTE D--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss balances for the three months ended September 30, 2003 and September 30, 2002.

IN MILLIONS OF U.S. DOLLARS

                                                             THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                                     ------------------------------------------------------------------
                                                                                                              TOTAL
                                                                      CUMULATIVE                           ACCUMULATED
                                                      CUMULATIVE   EFFECT OF CHANGE                           OTHER
                                                      TRANSLATION    IN ACCOUNTING                        COMPREHENSIVE
                                                      ADJUSTMENT       PRINCIPLE     RECLASSIFICATION(a)       LOSS
                                                      -----------  ----------------  -------------------  -------------
Balance, beginning of the fiscal year                 $      (346) $            500  $              (414) $        (260)
Changes from period activity                                  (22)               --                   52             30
                                                      -----------  ----------------  -------------------  -------------
Balance, end of the period
                                                      $      (368) $            500  $              (362) $        (230)
                                                      ===========  ================  ===================  =============

IN MILLIONS OF U.S. DOLLARS

                                                             THREE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
                                                     ------------------------------------------------------------------
                                                                                                              TOTAL
                                                                      CUMULATIVE                           ACCUMULATED
                                                      CUMULATIVE   EFFECT OF CHANGE                           OTHER
                                                      TRANSLATION    IN ACCOUNTING                        COMPREHENSIVE
                                                      ADJUSTMENT       PRINCIPLE     RECLASSIFICATION(a)       LOSS
                                                     ------------  ----------------  -------------------  -------------
Balance, beginning of the fiscal year                 $      (952) $            500  $              (297) $        (749)
Changes from period activity                                  (35)               --                  (37)           (72)
                                                      -----------  ----------------  -------------------  -------------
Balance, end of the period                            $      (987) $            500  $              (334) $        (821)
                                                      ===========  ================  ===================  =============

(a). RECLASSIFICATION OF CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO NET INCOME.

                      IBRD CONDENSED FINANCIAL STATEMENTS: SEPTEMBER 30, 2003 17

REPORT OF INDEPENDENT ACCOUNTANTS

18  IBRD CONDENSED FINANCIAL STATEMENTS:  SEPTEMBER 30, 2003



Deloitte & Touche LLP
1750 Tysons Boulevard
McLean,Virginia 22102-4219

Tel :(703)251-1000
Fax :(703)251-3400
www.us.deloitte.com


                                                       [DELOITTE & TOUCHE LOGO]


INDEPENDENT ACCOUNTANTS'REPORT

President and Board of Governors
  International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2003, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month period ended September 30, 2003 and 2002. These interim financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing,the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2003, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2003 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ DELOITTE & TOUCHE LLP

November 13, 2003


----------
Deloitte
Touche
Tohmatsu
----------

[WORLD BANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)    TREREP_ACC_008


                       SEC REPORT - CHANGES IN BORROWINGS
             BORROWINGS (MLT) JULY 01, 2003 THRU SEPTEMBER 30, 2003            1

                             DESK:ALM,DFL,XPOOL,IBRD


Borrowing Type                        Description  Trade Id    Currency  External Id   Currency Amount
--------------                        -----------  --------    --------  -----------   ---------------
NEW BORROWINGS

GLDDP

GOLD
                                                                                               160,100

BOND/SELL XAU/IBRD/GDIF/1207XAUSTR                 0000006532  XAU                             150,115

BOND/SELL XAU/IBRD/GDIF/0908XAUSTR                 0000006542  XAU                             693,480


TOTAL BY CURRENCY

TOTAL

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL AUD/IBRD/GDIF/0707AUD04.05               0000006399  AUD                          16,000,000

                                                                       SETTLEMENT          MATURITY
                                                 US$ EQUIVALENT        DATE                DATE
                                                 --------------        ----                ----
NEW BORROWINGS
GLDDP

GOLD
                                                     55,002,397        01-Jul-2003         01-Jul-2005

BOND/SELL XAU/IBRD/GDIF/1207XAUSTR                   55,685,161        05-Sep-2003         15-Dec-2007

BOND/SELL XAU/IBRD/GDIF/0908XAUSTR                  261,025,865        10-Sep-2003         10-Sep-2008

                                                    -----------
TOTAL BY CURRENCY                                   371,713,423
                                                    -----------

                                                    -----------
TOTAL                                               371,713,423
                                                    -----------

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL AUD/IBRD/GDIF/0707AUD04.05                 10,652,000        01-Jul-2003         10-Jul-2007

BOND/SELL AUD/IBRD/0109AUD04.00                    0000006419  AUD                          26,000,000

BOND/SELL AUD/IBRD/GDIF/0708AUD04.20               0000006440  AUD                          25,000,000

BOND/SELL AUD/IBRD/GDIF/0708AUD04.10               0000006444  AUD                          20,000,000

BOND/SELL AUD/IBRD/0707AUD03.95                    0000006433  AUD                          85,000,000

BOND/SELL AUD/IBRD/GDIF/0710AUD00.50               0000006443  AUD                          15,000,000

BOND/SELL AUD/IBRD/GDIF/0708AUD04.25               0000006446  AUD                          20,000,000

BOND/SELL
AUD/IBRD/GDIF/0708AUD04.25A                        0000006471  AUD                          18,000,000

BOND/SELL AUD/IBRD/GDIF/0708AUD04.55               0000006480  AUD                          42,000,000

BOND/SELL AUD/IBRD/GDIF/0806AUD04.18               0000006492  AUD                          40,000,000

BOND/SELL AUD/IBRD/GDIF/0808AUD04.65               0000006501  AUD                          17,000,000

BOND/SELL AUD/IBRD/GDIF/0808AUD04.40               0000006499  AUD                          20,000,000

BOND/SELL AUD/IBRD/GDIF/0806AUD04.12               0000006493  AUD                          85,000,000

BOND/SELL AUD/IBRD/GDIF/0808AUD04.90               0000006528  AUD                          16,000,000

BOND/SELL AUD/IBRD/GDIF/0806AUD04.56               0000006524  AUD                         265,000,000

BOND/SELL AUD/IBRD/0905AUD04.13                    0000006529  AUD                          60,000,000

BOND/SELL AUD/IBRD/GDIF/0906AUD04.26               0000006527  AUD                          40,000,000

BOND/SELL AUD/IBRD/GDIF/0908AUD04.90               0000006550  AUD                          16,000,000

BOND/SELL AUD/IBRD/0908AUD04.78                    0000006546  AUD                          20,000,000

BOND/SELL AUD/IBRD/0905AUD04.13A                   0000006547  AUD                          40,000,000

BOND/SELL
AUD/IBRD/GDIF/0906AUD04.26A                        0000006564  AUD                          16,000,000

BOND/SELL                                          0000006569  AUD                          16,000,000
AUD/IBRD/GDIF/0908AUD04.90A


TOTAL BY CURRENCY


CANADIAN DOLLAR


BOND/SELL CAD/IBRD/0708CAD03.05                    0000006435  CAD                          50,000,000

BOND/SELL CAD/IBRD/GDIF/0810CAD04.12               0000006483  CAD                          46,000,000

BOND/SELL CAD/IBRD/GDIF/1218CAD00.50               0000006496  CAD                          27,500,000

BOND/SELL CAD/IBRD/GDIF/0808CAD03.72               0000006523  CAD                          47,000,000


TOTAL BY CURRENCY



HUNGARIAN FORINT

BOND/SELL HUF/IBRD/GDIF/0105HUF06.25               0000006454  HUF                       5,000,000,000

BOND/SELL AUD/IBRD/0109AUD04.00                      17,309,500        01-Jul-2003         08-Jan-2009

BOND/SELL AUD/IBRD/GDIF/0708AUD04.20                 16,666,250        10-Jul-2003         10-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.10                 13,197,000        16-Jul-2003         16-Jul-2008

BOND/SELL AUD/IBRD/0707AUD03.95                      56,070,250        17-Jul-2003         17-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0710AUD00.50                  9,894,750        17-Jul-2003         21-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0708AUD04.25                 13,284,000        28-Jul-2003         28-Jul-2008

BOND/SELL
AUD/IBRD/GDIF/0708AUD04.25A                          11,949,300        29-Jul-2003         29-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.55                 27,818,700        30-Jul-2003         30-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0806AUD04.18                 25,666,000        07-Aug-2003         08-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0808AUD04.65                 11,025,350        11-Aug-2003         11-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.40                 13,169,000        14-Aug-2003         14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0806AUD04.12                 55,645,250        21-Aug-2003         21-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0808AUD04.90                 10,434,400        27-Aug-2003         27-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0806AUD04.56                170,885,250        28-Aug-2003         24-Aug-2006

BOND/SELL AUD/IBRD/0905AUD04.13                      38,799,000        10-Sep-2003         12-Sep-2005

BOND/SELL AUD/IBRD/GDIF/0906AUD04.26                 26,066,000        11-Sep-2003         11-Sep-2006

BOND/SELL AUD/IBRD/GDIF/0908AUD04.90                 10,426,400        11-Sep-2003         11-Sep-2008

BOND/SELL AUD/IBRD/0908AUD04.78                      13,555,000        25-Sep-2003         25-Sep-2008

BOND/SELL AUD/IBRD/0905AUD04.13A                     27,110,000        25-Sep-2003         26-Sep-2005

BOND/SELL                                            10,844,000        25-Sep-2003         25-Sep-2006
AUD/IBRD/GDIF/0906AUD04.26A

BOND/SELL                                            10,844,000        25-Sep-2003         25-Sep-2008
AUD/IBRD/GDIF/0908AUD04.90A

                                                    -----------
TOTAL BY CURRENCY                                   601,311,400
                                                    -----------


CANADIAN DOLLAR


BOND/SELL CAD/IBRD/0708CAD03.05                      35,834,588        17-Jul-2003         17-Jul-2008

BOND/SELL CAD/IBRD/GDIF/0810CAD04.12                 33,250,208        30-Jul-2003         03-Aug-2010

BOND/SELL CAD/IBRD/GDIF/1218CAD00.50                 19,704,786        11-Aug-2003         20-Dec-2018

BOND/SELL CAD/IBRD/GDIF/0808CAD03.72                 33,552,256        28-Aug-2003         28-Aug-2008

                                                    -----------
TOTAL BY CURRENCY                                   122,341,838
                                                    -----------


HUNGARIAN FORINT

BOND/SELL HUF/IBRD/GDIF/0105HUF06.25                 21,590,811        09-Jul-2003         27-Jan-2005

TOTAL BY CURRENCY


JAPANESE YEN


BOND/SELL JPY/IBRD/GDIF/0334JPYSTR                 0000006403  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR25               0000006420  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/MLT/0333JPYSTR23                0000006400  JPY                      11,000,000,000

BOND/SELL JPY/IBRD/MLT/0933JPYSTR                  0000006426  JPY                      27,500,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR03               0000006456  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR01               0000006453  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR05               0000006459  JPY                       1,300,000,000

BOND/SELL JPY/IBRD/GDIF/0717JPYSTR01               0000006462  JPY                       1,200,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR01               0000006465  JPY                       2,000,000,000

BOND/SELL JPY/IBRD/0733JPYSTR02                    0000006455  JPY                       5,000,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR04               0000006458  JPY                       1,400,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR06               0000006466  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR07               0000006467  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR02               0000006468  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0823JPYSTR                 0000006469  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR                 0000006475  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0823JPYSTR01               0000006488  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR02               0000006489  JPY                       1,300,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR01               0000006486  JPY                       1,400,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR06               0000006517  JPY                       2,000,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR03               0000006498  JPY                       1,400,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR04               0000006506  JPY                       1,200,000,000

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR05               0000006516  JPY                       2,500,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR03               0000006511  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0913JPYSTR                 0000006519  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR04               0000006540  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR04               0000006536  JPY                       1,600,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR06               0000006549  JPY                       1,300,000,000

TOTAL BY CURRENCY                                    21,590,811
                                                    -----------


JAPANESE YEN


BOND/SELL JPY/IBRD/GDIF/0334JPYSTR                    8,353,172        01-Jul-2003         24-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR25                  8,329,516        02-Jul-2003         25-Mar-2033

BOND/SELL JPY/IBRD/MLT/0333JPYSTR23                  92,901,482        07-Jul-2003         25-Mar-2033

BOND/SELL JPY/IBRD/MLT/0933JPYSTR                   232,823,943        11-Jul-2003         20-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR03                  8,393,134        22-Jul-2003         22-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR01                  8,397,011        24-Jul-2003         21-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR05                 10,916,114        24-Jul-2003         21-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0717JPYSTR01                 10,076,413        24-Jul-2003         24-Jul-2017

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR01                 16,794,021        24-Jul-2003         24-Mar-2034

BOND/SELL JPY/IBRD/0733JPYSTR02                      42,076,917        28-Jul-2003         29-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR04                 11,781,537        28-Jul-2003         29-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR06                  8,364,351        30-Jul-2003         29-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR07                  8,364,351        30-Jul-2003         29-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR02                  8,365,051        31-Jul-2003         24-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0823JPYSTR                    8,330,210        04-Aug-2003         04-Aug-2023

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR                    8,296,690        05-Aug-2003         05-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0823JPYSTR01                  8,294,969        07-Aug-2003         07-Aug-2023

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR02                 10,783,460        07-Aug-2003         07-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR01                 11,793,943        14-Aug-2003         15-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR06                 16,776,412        19-Aug-2003         19-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR03                 11,874,973        26-Aug-2003         26-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR04                 10,178,549        26-Aug-2003         26-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0833JPYSTR05                 21,273,880        28-Aug-2003         29-Aug-2033

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR03                  8,573,021        02-Sep-2003         10-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0913JPYSTR                    8,573,021        02-Sep-2003         02-Sep-2013

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR04                  8,559,079        08-Sep-2003         10-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR04                 13,696,285        09-Sep-2003         09-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR06                 11,128,231        09-Sep-2003         09-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR06               0000006544  JPY                       1,100,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR01               0000006533  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR02               0000006534  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR03               0000006535  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR05               0000006537  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR05               0000006545  JPY                       1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR07               0000006551  JPY                       1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR09               0000006553  JPY                       5,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR10               0000006554  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR26               0000006558  JPY                       1,100,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR08               0000006552  JPY                       1,800,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR12               0000006560  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR11               0000006559  JPY                       1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR13               0000006562  JPY                       1,300,000,000

BOND/SELL JPY/IBRD/GDIF/0923JPYSTR                 0000006563  JPY                       1,800,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR15               0000006567  JPY                       1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR37               0000006570  JPY                       1,000,000,000


TOTAL BY CURRENCY



NEW ZEALAND DOLLAR

BOND/SELL NZD/IBRD/GDIF/0706NZD04.36               0000006449  NZD                          20,000,000

BOND/SELL NZD/IBRD/GDIF/0805NZD04.00               0000006476  NZD                          17,500,000

BOND/SELL NZD/IBRD/GDIF/0807NZD05.24               0000006525  NZD                         185,000,000

BOND/SELL NZD/IBRD/GDIF/0906NZD05.21               0000006566  NZD                         344,000,000


TOTAL BY CURRENCY



UNITED STATES DOLLAR

BOND/SELL USD/IBRD/GDIF/0713USDSTR                 0000006404  USD                          30,000,000

BOND/SELL USD/IBRD/GDIF/0708USDSTR01               0000006411  USD                          50,000,000

BOND/SELL USD/IBRD/GDIF/0713USDSTR01               0000006405  USD                         100,000,000

BOND/SELL USD/IBRD/GDIF/0713USDSTR02               0000006450  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0706USDSTR03               0000006463  USD                          50,000,000

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR06                  9,449,766        11-Sep-2003         11-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR01                  8,542,993        16-Sep-2003         16-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR02                  8,542,993        16-Sep-2003         16-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR03                  8,542,993        16-Sep-2003         16-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR05                  8,542,993        16-Sep-2003         16-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0334JPYSTR05                 12,892,690        18-Sep-2003         24-Mar-2034

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR07                 12,892,690        18-Sep-2003         15-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR09                 42,975,633        18-Sep-2003         15-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR10                  8,955,358        24-Sep-2003         23-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR26                  9,850,893        24-Sep-2003         24-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR08                 16,184,867        25-Sep-2003         25-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR12                  8,991,593        25-Sep-2003         20-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR11                 13,453,518        26-Sep-2003         26-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR13                 11,623,229        29-Sep-2003         29-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0923JPYSTR                   16,093,701        29-Sep-2003         25-Sep-2023

BOND/SELL JPY/IBRD/GDIF/0933JPYSTR15                  8,940,945        29-Sep-2003         29-Sep-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR37                  8,919,811        30-Sep-2003         28-Mar-2033

                                                   ------------
TOTAL BY CURRENCY                                   849,466,398
                                                   ------------


NEW ZEALAND DOLLAR

BOND/SELL NZD/IBRD/GDIF/0706NZD04.36                 11,569,000        24-Jul-2003         24-Jul-2006

BOND/SELL NZD/IBRD/GDIF/0805NZD04.00                 10,128,125        07-Aug-2003         08-Aug-2005

BOND/SELL NZD/IBRD/GDIF/0807NZD05.24                106,698,750        28-Aug-2003         28-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0906NZD05.21                204,456,400        25-Sep-2003         25-Sep-2006

                                                   ------------
TOTAL BY CURRENCY                                   332,852,275
                                                   ------------


UNITED STATES DOLLAR

BOND/SELL USD/IBRD/GDIF/0713USDSTR                   30,000,000        01-Jul-2003         02-Jul-2013

BOND/SELL USD/IBRD/GDIF/0708USDSTR01                 50,000,000        01-Jul-2003         01-Jul-2008

BOND/SELL USD/IBRD/GDIF/0713USDSTR01                100,000,000        03-Jul-2003         03-Jul-2013

BOND/SELL USD/IBRD/GDIF/0713USDSTR02                 20,000,000        23-Jul-2003         23-Jul-2013

BOND/SELL USD/IBRD/GDIF/0706USDSTR03                 50,000,000        28-Jul-2003         28-Jul-2006

BOND/SELL USD/IBRD/GDIF/0713USDSTR03               0000006464  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR                 0000006473  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR02               0000006484  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0818USDSTR                 0000006474  USD                          25,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR01               0000006482  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0818USDSTR01               0000006490  USD                          25,050,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR04               0000006494  USD                          65,000,000

BOND/SELL USD/IBRD/GDIF/0806USDSTR01               0000006513  USD                          50,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR05               0000006509  USD                          25,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR06               0000006510  USD                         100,000,000

BOND/SELL USD/IBRD/GDIF/0813USDSTR03               0000006485  USD                          27,130,000

BOND/SELL USD/IBRD/GDIF/0913USDSTR                 0000006521  USD                          20,000,000

BOND/SELL USD/IBRD/GDIF/0908USDSTR01               0000006541  USD                         100,000,000

BOND/SELL USD/IBRD/GDIF/0915USDSTR                 0000006522  USD                          39,331,000

BOND/SELL USD/IBRD/GDIF/0913USDSTR01               0000006543  USD                          15,000,000

BOND/SELL USD/IBRD/0915USD01.00                    0000006548  USD                          50,000,000

BOND/SELL USD/IBRD/GDIF/0908USD03.07               0000006565  USD                          73,000,000


TOTAL BY CURRENCY



TOTAL



MTBOZ

UNITED STATES DOLLAR


BOND/SELL USD/IBRD/GDIF/0833USDSTR                 0000006477  USD                         158,000,000

BOND/SELL USD/IBRD/GDIF/0833USDSTR01               0000006502  USD                         150,125,220

BOND/SELL USD/IBRD/GDIF/0833USDSTR02               0000006508  USD                         248,377,878


TOTAL BY CURRENCY



TOTAL



MATURING BORROWINGS

MTBOC

BOND/SELL USD/IBRD/GDIF/0713USDSTR03                 20,000,000        29-Jul-2003         29-Jul-2013

BOND/SELL USD/IBRD/GDIF/0813USDSTR                   20,000,000        06-Aug-2003         06-Aug-2013

BOND/SELL USD/IBRD/GDIF/0813USDSTR02                 20,000,000        07-Aug-2003         07-Aug-2013

BOND/SELL USD/IBRD/GDIF/0818USDSTR                   25,000,000        13-Aug-2003         13-Aug-2018

BOND/SELL USD/IBRD/GDIF/0813USDSTR01                 20,000,000        13-Aug-2003         13-Aug-2013

BOND/SELL USD/IBRD/GDIF/0818USDSTR01                 25,050,000        13-Aug-2003         13-Aug-2018

BOND/SELL USD/IBRD/GDIF/0813USDSTR04                 65,000,000        13-Aug-2003         13-Aug-2013

BOND/SELL USD/IBRD/GDIF/0806USDSTR01                 50,000,000        15-Aug-2003         15-Aug-2006

BOND/SELL USD/IBRD/GDIF/0813USDSTR05                 25,000,000        19-Aug-2003         19-Aug-2013

BOND/SELL USD/IBRD/GDIF/0813USDSTR06                100,000,000        19-Aug-2003         19-Aug-2013

BOND/SELL USD/IBRD/GDIF/0813USDSTR03                 27,130,000        21-Aug-2003         21-Aug-2013

BOND/SELL USD/IBRD/GDIF/0913USDSTR                   20,000,000        03-Sep-2003         03-Sep-2013

BOND/SELL USD/IBRD/GDIF/0908USDSTR01                100,000,000        08-Sep-2003         08-Sep-2008

BOND/SELL USD/IBRD/GDIF/0915USDSTR                   39,331,000        10-Sep-2003         10-Sep-2015

BOND/SELL USD/IBRD/GDIF/0913USDSTR01                 15,000,000        23-Sep-2003         23-Sep-2013

BOND/SELL USD/IBRD/0915USD01.00                      50,000,000        24-Sep-2003         24-Sep-2015

BOND/SELL USD/IBRD/GDIF/0908USD03.07                 73,000,000        25-Sep-2003         25-Sep-2008

                                                  -------------
TOTAL BY CURRENCY                                   944,511,000
                                                  -------------


                                                  -------------
TOTAL                                             2,872,073,722
                                                  -------------


MTBOZ

UNITED STATES DOLLAR


BOND/SELL USD/IBRD/GDIF/0833USDSTR                  158,000,000        05-Aug-2003         05-Aug-2033

BOND/SELL USD/IBRD/GDIF/0833USDSTR01                150,125,220        15-Aug-2003         15-Aug-2033

BOND/SELL USD/IBRD/GDIF/0833USDSTR02                248,377,878        15-Aug-2003         15-Aug-2033

                                                  -------------
TOTAL BY CURRENCY                                   556,503,098
                                                  -------------


                                                  -------------
TOTAL                                               556,503,098
                                                  -------------


MATURING BORROWINGS

MTBOC

EURO CURRENCY

BOND/SELL EUR/IBRD/MLT/0803ITL09.45E               0000000229  EUR       ITL0022MLT01      154,937,070

BOND/SELL EUR/IBRD/GMTN/0803ITLSTRE                0000000222  EUR       ITL0017GMT01      143,856,487


TOTAL BY CURRENCY



HUNGARIAN FORINT

BOND/SELL HUF/IBRD/GDIF/0703HUF07.75               0000005469  HUF                      10,000,000,000


TOTAL BY CURRENCY



JAPANESE YEN

BOND/SELL JPY/IBRD/GDIF/0703JPYSTR                 0000004693  JPY                      10,000,000,000


TOTAL BY CURRENCY



UNITED STATES DOLLAR

BOND/SELL USD/IBRD/COLTS/0803USD08.67              0000000732  USD       USD1275COL01          300,000

BOND/SELL USD/IBRD/COLTS/0903USD08.25              0000000745  USD       USD1381COL01          400,000

BOND/SELL USD/IBRD/COLTS/0903USD09.09              0000000784  USD       USD1435COL01           25,000

BOND/SELL USD/IBRD/COLTS/0903USD09.00              0000000789  USD       USD1442COL01        1,000,000

BOND/SELL USD/IBRD/MLT/0903USD05.25                0000000534  USD       USD0261MLT01    1,250,000,000

BOND/SELL USD/IBRD/GDIF/0803USD5.22                0000000022  USD       USD0726GDI01       17,000,000

BOND/SELL USD/IBRD/GDIF/0903USD06.21               0000004761  USD                          50,000,000


TOTAL BY CURRENCY



TOTAL



MTBOZ

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/MLT/0803USD00.00                0000000475  USD       USD0189MLT19       18,000,000

BOND/SELL USD/IBRD/COLTS/0703USD00.00              0000000813  USD       USD1509COL01       31,221,000


TOTAL BY CURRENCY



TOTAL



EARLY RETIREMENT

EURO CURRENCY

BOND/SELL EUR/IBRD/MLT/0803ITL09.45E                175,876,815        11-Aug-1993         11-Aug-2003

BOND/SELL EUR/IBRD/GMTN/0803ITLSTRE                 160,601,382        05-Aug-1996         05-Aug-2003

                                                  -------------
TOTAL BY CURRENCY                                   336,478,197
                                                  -------------


HUNGARIAN FORINT

BOND/SELL HUF/IBRD/GDIF/0703HUF07.75                 42,499,841        17-Jan-2002         18-Jul-2003

                                                  -------------
TOTAL BY CURRENCY                                    42,499,841
                                                  -------------


JAPANESE YEN

BOND/SELL JPY/IBRD/GDIF/0703JPYSTR                   84,136,132        27-Jul-2000         29-Jul-2003

                                                  -------------
TOTAL BY CURRENCY                                    84,136,132
                                                  -------------


UNITED STATES DOLLAR

BOND/SELL                                               300,000        24-Aug-1989         25-Aug-2003
USD/IBRD/COLTS/0803USD08.67

BOND/SELL                                               400,000        21-Dec-1989         15-Sep-2003
USD/IBRD/COLTS/0903USD08.25

BOND/SELL                                                25,000        22-May-1990         15-Sep-2003
USD/IBRD/COLTS/0903USD09.09

BOND/SELL                                             1,000,000        07-Jun-1990         15-Sep-2003
USD/IBRD/COLTS/0903USD09.00

BOND/SELL USD/IBRD/MLT/0903USD05.25               1,250,000,000        16-Sep-1993         16-Sep-2003

BOND/SELL USD/IBRD/GDIF/0803USD5.22                  17,000,000        07-Aug-1998         07-Aug-2003

BOND/SELL USD/IBRD/GDIF/0903USD06.21                 50,000,000        08-Sep-2000         08-Sep-2003

                                                  -------------
TOTAL BY CURRENCY                                 1,318,725,000
                                                  -------------


                                                  -------------
TOTAL                                             1,781,839,170
                                                  -------------


MTBOZ

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/MLT/0803USD00.00                  18,000,000        06-Mar-1985         15-Aug-2003

BOND/SELL USD/IBRD/COLTS/0703USD00.00                31,221,000        27-Feb-1991         15-Jul-2003

                                                  -------------
TOTAL BY CURRENCY                                    49,221,000
                                                  -------------


                                                  -------------
TOTAL                                                49,221,000
                                                  -------------


EARLY RETIREMENT

MTBOC

CANADIAN DOLLAR

BOND/BUY CAD/IBRD/GDIF/0114CADSTR                  0000006461  CAD                          30,000,000


TOTAL BY CURRENCY



EURO CURRENCY

BOND/BUY EUR/IBRD/GDIF/0210ITLSTRE                 0000006428  EUR       BUYBACK             9,784,276

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                0000006412  EUR                          25,822,845

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                0000006415  EUR                          25,822,845

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                0000006416  EUR                          25,822,845

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                0000006417  EUR                          77,468,535

BOND/BUY EUR/IBRD/GDIF/0215EUR01.00                0000006478  EUR       BUYBACK           100,000,000

BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE                 0000006429  EUR                         186,904,720

BOND/BUY EUR/IBRD/GDIF/0813ITLSTRE                 0000006491  EUR                          83,206,371

BOND/BUY EUR/IBRD/GDIF/0814ITLSTRE                 0000006487  EUR                         143,485,671

BOND/BUY EUR/IBRD/GDIF/0908EURSTR                  0000006512  EUR                         100,000,000

BOND/BUY EUR/IBRD/GDIF/0905EURSTR                  0000006526  EUR                          16,265,000

BOND/BUY EUR/IBRD/GDIF/2916ITLSTR01E               0000006557  EUR                          67,340,815


TOTAL BY CURRENCY



JAPANESE YEN

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR06                0000006418  JPY                       1,500,000,000

BOND/BUY JPY/IBRD/GDIF/0122JPYSTR01                0000006422  JPY                       1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR07                0000006424  JPY                       1,300,000,000

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR05                0000006451  JPY                       1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR08                0000006437  JPY                       2,500,000,000

BOND/BUY JPY/IBRD/GDIF/0716JPYSTR03                0000006439  JPY                       1,100,000,000

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR06                0000006441  JPY                       1,000,000,000

BOND/BUY JPY/IBRD/MLT/0716JPYSTR01                 0000006421  JPY                       7,000,000,000

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR16                0000006445  JPY                       5,000,000,000

BOND/BUY JPY/IBRD/GDIF/0732JPYSTR08                0000006438  JPY                       3,000,000,000

BOND/BUY JPY/IBRD/GDIF/0726JPYSTR02                0000006447  JPY                       1,900,000,000

MTBOC

CANADIAN DOLLAR

BOND/BUY CAD/IBRD/GDIF/0114CADSTR                    21,550,176        31-Jul-2003         31-Jan-2014

                                                   ------------
TOTAL BY CURRENCY                                    21,550,176
                                                   ------------


EURO CURRENCY

BOND/BUY EUR/IBRD/GDIF/0210ITLSTRE                   11,303,774        03-Jul-2003         12-Feb-2010

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                  29,350,246        09-Jul-2003         09-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                  29,350,246        09-Jul-2003         09-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                  29,350,246        09-Jul-2003         09-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR1E                  88,050,737        09-Jul-2003         09-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0215EUR01.00                 114,595,000        30-Jul-2003         12-Feb-2015

BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE                  214,529,238        31-Jul-2003         31-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0813ITLSTRE                   93,673,733        19-Aug-2003         19-Aug-2013

BOND/BUY EUR/IBRD/GDIF/0814ITLSTRE                  155,143,882        28-Aug-2003         28-Aug-2014

BOND/BUY EUR/IBRD/GDIF/0908EURSTR                   108,625,000        04-Sep-2003         04-Sep-2008

BOND/BUY EUR/IBRD/GDIF/0905EURSTR                    17,610,929        08-Sep-2003         06-Sep-2005

BOND/BUY EUR/IBRD/GDIF/2916ITLSTR01E                 77,364,496        29-Sep-2003         29-Sep-2016

                                                  -------------
TOTAL BY CURRENCY                                   968,947,524
                                                  -------------


JAPANESE YEN

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR06                  12,715,636        09-Jul-2003         09-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0122JPYSTR01                   8,466,325        11-Jul-2003         11-Jan-2022

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR07                  11,041,746        16-Jul-2003         16-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR05                   8,517,162        17-Jul-2003         17-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR08                  21,019,885        25-Jul-2003         25-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0716JPYSTR03                   9,256,922        28-Jul-2003         26-Jul-2016

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR06                   8,415,383        28-Jul-2003         24-Jul-2031

BOND/BUY JPY/IBRD/MLT/0716JPYSTR01                   58,895,293        29-Jul-2003         28-Jul-2016

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR16                  42,068,066        29-Jul-2003         29-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0732JPYSTR08                  25,093,053        30-Jul-2003         30-Jul-2032

BOND/BUY JPY/IBRD/GDIF/0726JPYSTR02                  15,892,267        30-Jul-2003         30-Jul-2026

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR19                0000006448  JPY                       2,300,000,000

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR01                0000006470  JPY                       2,000,000,000

BOND/BUY JPY/IBRD/GDIF/0822JPYSTR                  0000006495  JPY                       3,700,000,000

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR04                0000006500  JPY                       1,200,000,000

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR04                0000006503  JPY                       1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR10                0000006504  JPY                       2,500,000,000

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR12                0000006505  JPY                       1,400,000,000

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR11                0000006507  JPY                       1,300,000,000

BOND/BUY JPY/IBRD/GDIF/0925JPYSTR01                0000006531  JPY                         100,000,000

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR                  0000006520  JPY                       1,800,000,000

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR03                0000006530  JPY                       1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR09                0000006538  JPY                       1,100,000,000

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR02                0000006539  JPY                       5,000,000,000

                                                                                                        -
TOTAL BY CURRENCY
                                                                                                        -


UNITED STATES DOLLAR

BOND/BUY USD/IBRD/MLT/1016USD08.63                 0000006425  USD       BUYBACK             6,896,000

BOND/BUY USD/IBRD/GDIF/0706USDSTR                  0000006409  USD                          33,000,000

BOND/BUY USD/IBRD/GDIF/0711USDSTR                  0000006423  USD                          30,000,000

BOND/BUY USD/IBRD/GDIF/0708USDSTR                  0000006413  USD                          20,000,000

BOND/BUY USD/IBRD/GDIF/0712USDSTR                  0000006427  USD                          20,000,000

BOND/BUY USD/IBRD/GDIF/0705USDSTR                  0000006457  USD                         100,000,000

BOND/BUY USD/IBRD/GDIF/0706USDSTR01                0000006460  USD                          25,000,000

BOND/BUY USD/IBRD/GDIF/0710USDSTR                  0000006442  USD                          25,000,000

BOND/BUY USD/IBRD/GDIF/0706USDSTR02                0000006452  USD                          15,000,000

BOND/BUY USD/IBRD/GDIF/0812USDSTR02                0000006479  USD                          35,000,000

BOND/BUY USD/IBRD/GDIF/0812USDSTR01                0000006472  USD                          20,000,000

BOND/BUY USD/IBRD/GDIF/0807USDSTR1                 0000006481  USD                          15,000,000

BOND/BUY USD/IBRD/GDIF/0807USDSTR03                0000006497  USD                          45,000,000

BOND/BUY USD/IBRD/GDIF/0812USDSTR03                0000006518  USD                          10,000,000

BOND/BUY USD/IBRD/GDIF/0909USDSTR                  0000006514  USD                          50,000,000

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR19                  19,238,008        30-Jul-2003         30-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR01                  16,668,750        08-Aug-2003         08-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0822JPYSTR                    31,383,859        26-Aug-2003         26-Aug-2022

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR04                  10,178,549        26-Aug-2003         23-Aug-2021

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR04                   8,509,552        28-Aug-2003         28-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR10                  21,273,880        28-Aug-2003         28-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR12                  11,913,373        28-Aug-2003         28-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR11                  11,042,684        29-Aug-2003         29-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0925JPYSTR01                     860,919        05-Sep-2003         05-Sep-2025

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR                    15,402,387        10-Sep-2003         10-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR03                   8,595,127        19-Sep-2003         19-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR09                   9,890,752        25-Sep-2003         25-Mar-2031

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR02                  44,957,964        25-Sep-2003         03-Dec-2031

                                                  -------------
TOTAL BY CURRENCY                                   431,297,542
                                                  -------------


UNITED STATES DOLLAR

BOND/BUY USD/IBRD/MLT/1016USD08.63                    6,896,000        02-Jul-2003         15-Oct-2016

BOND/BUY USD/IBRD/GDIF/0706USDSTR                    33,000,000        07-Jul-2003         05-Jul-2006

BOND/BUY USD/IBRD/GDIF/0711USDSTR                    30,000,000        07-Jul-2003         05-Jul-2011

BOND/BUY USD/IBRD/GDIF/0708USDSTR                    20,000,000        08-Jul-2003         08-Jul-2008

BOND/BUY USD/IBRD/GDIF/0712USDSTR                    20,000,000        25-Jul-2003         25-Jul-2012

BOND/BUY USD/IBRD/GDIF/0705USDSTR                   100,000,000        25-Jul-2003         25-Jul-2005

BOND/BUY USD/IBRD/GDIF/0706USDSTR01                  25,000,000        25-Jul-2003         25-Jul-2006

BOND/BUY USD/IBRD/GDIF/0710USDSTR                    25,000,000        29-Jul-2003         29-Jul-2010

BOND/BUY USD/IBRD/GDIF/0706USDSTR02                  15,000,000        31-Jul-2003         31-Jul-2006

BOND/BUY USD/IBRD/GDIF/0812USDSTR02                  35,000,000        07-Aug-2003         07-Aug-2012

BOND/BUY USD/IBRD/GDIF/0812USDSTR01                  20,000,000        08-Aug-2003         08-Aug-2012

BOND/BUY USD/IBRD/GDIF/0807USDSTR1                   15,000,000        13-Aug-2003         13-Aug-2007

BOND/BUY USD/IBRD/GDIF/0807USDSTR03                  45,000,000        20-Aug-2003         20-Aug-2007

BOND/BUY USD/IBRD/GDIF/0812USDSTR03                  10,000,000        27-Aug-2003         27-Aug-2012

BOND/BUY USD/IBRD/GDIF/0909USDSTR                    50,000,000        04-Sep-2003         04-Sep-2009

BOND/BUY USD/IBRD/GDIF/0909USDSTR                  0000006515  USD                         150,000,000

BOND/BUY USD/IBRD/GDIF/0908USDSTR                  0000006555  USD                          90,000,000


TOTAL BY CURRENCY



TOTAL

BOND/BUY USD/IBRD/GDIF/0909USDSTR                   150,000,000        04-Sep-2003         04-Sep-2009

BOND/BUY USD/IBRD/GDIF/0908USDSTR                    90,000,000        23-Sep-2003         23-Sep-2008

                                                  -------------
TOTAL BY CURRENCY                                   689,896,000
                                                  -------------


                                                  -------------
TOTAL                                             2,111,691,242
                                                  -------------